Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	Eleazar.Klein@srz.com

March 8, 2021

VIA E-MAIL AND EDGAR

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Exxon Mobil Corporation

DFAN14A

Filed March 1, 2021 by

Engine No. 1 LLC; Engine No. 1 LP; Engine No. 1 NY LLC; Christopher James; Charles Penner; Gregory J. Goff; Kaisa Hietala; Alexander Karsner; and Anders Runevad

File No. 001-02256

Dear Mr. Duchovny:

On behalf of Engine No. 1 LLC and its affiliates (collectively, “Engine No. 1”) and the other filing persons (together with Engine No. 1, the “Filing Persons”) we are responding to your letter dated March 2, 2021 (the “SEC Comment Letter”) in connection with the DFAN14A filed on March 1, 2021 (the “March 1 DFAN14A”) with respect to Exxon Mobil Corporation (“ExxonMobil” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and respond below. For your convenience, the comments are restated below in italics in the order in which they were listed, and are followed by our respective responses.

1.       With a view toward revised disclosure, please provide us supplemental support for the statement that “…ExxonMobil has now conceded the need for board change….”

            In response to the Staff’s comment, the Filing Persons believe that the foregoing statement is supported by the fact that the Company recently appointed three new members to its board of directors (the “Board”). On January 27, 2021, the Company appointed Tan Sri Wan Zulkiflee Wan Ariffin to the Board1 and on February 27, 2021, the Company appointed Michael Angelakis and Jeffrey Ubben to the Board.2 These Board appointments reflect an acknowledgment on the part of the Company that Board change was necessary— otherwise, the Board would not have made such appointments.

_________________________

1 See Company’s Current Report, filed on Form 8-K with the SEC on February 2, 2021 (the “February 2 8-K”).

2 See Company’s Current Report, filed on Form 8-K with the SEC on March 1, 2021 (the “March 1 8-K”).

Mr. Duchovny

March 8, 2021

Moreover, the Filing Persons note separately to the Staff that, prior to appointing new members to its Board, representatives of the Company communicated to representatives of Engine No. 1—in response to Engine No. 1’s calls for Board refreshment—that change would be necessary at the Board level and offered Engine No.1 the opportunity to participate in their announcement.

 2.       Please ensure that all filings made under Rule 14a-12 include the information and legend required under Rule 14a-12(a)(1).

In response to the Staff's comment, the Filing Persons note that a legend was not provided in the March 1 DFAN14A because the statement filed under cover of Schedule 14A was only provided in written form to certain media outlets and was not published directly by the Filing Persons. As the Filing Persons were uncertain if such statement would even be presented to shareholders, the Filing Persons did not provide the Rule 14a-12(a)(1) required legend. Moreover, given that the Filing Persons did not have ultimate control over the dissemination of such a statement, the Filing Persons did not expect that, even if such a statement was adapted by media outlets in various third party published material (such as a news article), such third party material would provide a legend, especially given that the third party material is intended to reflect the views of the media outlet or author and not the views of the Filing Persons. Nevertheless, out of an abundance of caution, the Filing Persons filed the statement under cover of Schedule 14A on March 1, 2021.

Regardless of the foregoing, the Filing Persons affirm that they have complied and will continue to ensure that they will make the required filings under Rule 14a-12 and to include the information and legend required under Rule 14a-12(a)(1) when appropriate.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein